                                 WEED & CO. LLP
                        4695 MacArthur Court, Suite 1430
                             Newport Beach, CA 92660
                             Telephone 949-475-9086
                             Facsimile 949-475-9087



                                  July 6, 2007

MAIL STOP 3561
--------------

Mr. Joshua Ravitz
Division of Corporate Finance
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

Telephone 202.551.4817
Facsimile 202.772.9202

RE: Marketing Worldwide Corporation

    Registration Statement on Form SB-2
    File No. 333-143333
    SEC Comment Letter dated June 7, 2007
    Amendment No. 1

Dear Mr. Ravitz:

The purpose of this letter is to acknowledge the Commission's letter dated June 7, 2007. Marketing Worldwide Corporation has responded to all comments and filed Amendment No. 1 to the Registration Statement on Form SB-2. We have included one clean hard copy version of Amendment No. 1, three redline hard copy versions of Amendment No. 1 and three hard copies of the responses to the comment letter. Amendment No. 1 and the response to the comment letter were filed on Edgar.

Marketing Worldwide Corporation believes the responses address the Commission's comments and that the Registration Statement, as amended, meets the requirements of the Securities Act. We request acceleration at the earliest date following the Commission's review of the responses below and Amendment No. 1. Please call me at (949) 475-9086 ext 6. to discuss any matters.

Registration Statement on Form SB-2

General

1. We note that the warrants issued April 23, 2007 allow for adjustment of the warrant price in the event that you issue any additional shares of common stock within two years "at a price per share less than the Warrant Price then in effect or without consideration." See for example section 4(d) of Exhibit 47 to your 8-K filed April 27, 2006. Please indicate either in your response letter or in an appropriate place in the registration statement that if this occurs, you will file a new registration statement to register additional shares.

RESPONSE: Under the warrants, the registrant may be required to issue additional shares of common stock under the full ratchet protection clause and other anti-dilution clauses based upon the occurrence of certain "triggering" events. The registrant agrees to file a new registration statement to register any additional shares of common stock issuable under the warrants due to "triggering" events.

Cover Page

2. You indicate that you are registering 31,400,000 shares of common stock. However, the component parts that you list do not add up to this amount:
7,000,000 and 1,500,000 and 23,000,000. Please revise both here and throughout out the prospectus, as necessary, to eliminate this inconsistency.

RESPONSE: The cover page and page 5 have been amended to change 1,500,000 to 1,400,000. The number of shares being registered for the payment of interest on the Series A Convertible Preferred Stock is 1,400,000.

Summary Financial Information, page 5

3. Please provide net income information in the table in this section.

RESPONSE: Page 5 has been amended to provide net income information in the table. The revised table is set forth below.

SUMMARY FINANCIAL INFORMATION

                                      Year Ended              Year Ended
                                  September 30, 2006      September 30, 2005
                                  ------------------      ------------------

           Net Sales                  $9,476,148              $8,101,109
           Income before taxes          $471,921                $276,584
           Net income                   $305,950                $179,809

           Total Assets               $6,114,335              $4,454,661
           Total Liabilities          $4,348,181              $3,264,571
           Stockholder's Equity       $1,551,184              $1,033,469



                                  Six Months Ended          Six Months Ended
                                   March 31, 2007            March 31, 2006
                                  -----------------        -----------------

           Net Sales                  $4,402,949              $4,213,742
           Income before taxes           $55,184                 $83,608
           Net income                    $32,405                 $33,764

           Total Assets               $5,553,387              $5,349,400
           Total Liabilities          $3,636,714              $4,095,830
           Stockholder's Equity       $1,916,673              $1,057,154

Selling Security Holders. page 10

4. Please revise your disclosure to provide beneficial ownership as required by
Item 403 of Regulation S-B and Exchange Act Rule 13d-3(d)(1). In that regard, please disclose the ownership of Vision Opportunity Master Fund, Ltd. It is not appropriate to indicate an entity as being the beneficial owner of interests in your company without disclosing the ownership of such entity.

RESPONSE: Based upon the Schedule 13G filed by Vision Opportunity Master Fund, Ltd. on May 24, 2007, Adam Benowitz, in his capacity as Managing Member of Vision Opportunity Master Fund, Ltd. has the ultimate dispositive power over the shares held by Vision Opportunity Master Fund, Ltd. and Mr. Benowitz disclaims beneficial ownership of the shares.

5. You indicate that you are registering 1,400,000 shares of common stock in case you use common shares for payment of the 9% dividend on the 3,500,000 shares of Series A Convertible Preferred Stock. Please indicate either in your response letter or in an appropriate place in the registration statement that if additional shares are needed for this purpose, you will file a new registration statement.

RESPONSE: The registrant agrees to file a new registration statement to register any additional shares of common stock over and above the 1,400,000 shares in the current registration statement that the registrant uses to pay the 9% dividend on the 3,500,000 shares of Series A Convertible Preferred Stock.

Security Ownership of Certain Beneficial Owners,  page 14

6. We note that you provided security ownership information as of March 31, 2007, while your selling shareholder purchased shares after this date and is therefore not currently included in the security ownership table. Please revise to provide security ownership information as of the most recent practicable date. Refer to Rule 403 of Regulation S-B.

RESPONSE: The security ownership table has been revised in response to this comment. The revised security ownership table is set forth below.

Security Ownership of Certain Beneficial Owners and Management
--------------------------------------------------------------

      (1)                                    (2)                                      (3)                   (4)
  Title of Class           Name and Address of Beneficial Owner              Amount and Nature of        Percent
                                                                             Beneficial Owner            Class**

 $.001 par value           Michael Winzkowski                                4,564,800 shares (a)          40%
  common stock             PO Box 2462,                                      (direct)
                           Palm Harbor, FL 34682-2462
                           Mgmt.

  $.001 par value          James C. Marvin                                   4,564,800 shares (b)          40%
  common stock             4772 Shaefer Road
                           Pinckney, Mi 48169
                           Mgmt.

  $.001 par value          Wendover Investments Limited*                     4,000 shares                  9%
  common stock             5th Floor, Zephyr House,                          (direct)
  $.001 par value          Mary Street,                                      1,000,000 options
  common stock             Grand Cayman, Cayman Islands                      (direct)
  underlying stock         BWI
  options

  $.001 par value          Rainer Poertner                                   735,809 shares                7%
  common stock             730 Oxford Avenue                                 (direct)
  $.001 par value          Marina del Rey, CA 90292                          200,000 options
  common stock                                                              (direct)
  underlying stock
  option

  $.001 par value          Vision Opportunity Master Fund, Ltd.(1)           1,246,201(2)                 9.99%
  common stock             20 West 55th Street, 5th Floor
                           New York, NY 10019

  $.001 par value          All directors and officers as a group (2          9,129,600                     80%
  common stock             individuals)

  Series A Convertible     Vision Opportunity Master Fund, Ltd.(1)           3,500,000                    100%
  Preferred Stock          20 West 55th Street, 5th Floor
                           New York, NY 10019

* Wendover Investments Limited owns 4,000 shares of common stock and a common stock purchase warrant to acquire up to 1,000,000 shares of common stock at purchase price of $.50 per share. Mr. Robert Lyons is the principal of Wendover Investments Limited. Under Rule 13(d)(1) a person is deemed the beneficial owner if that person has the right to acquire the securities within 60 days pursuant to options, warrants, conversion privileges or other rights.

** Percentages are based upon the amount of outstanding securities at June 30, 2007. 11,363,080 shares, plus for each person or group, any securities that person or group has the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights.

(1) Adam Benowitz, in his capacity as Managing Member of Vision Opportunity Master Fund, Ltd has the ultimate dispositive power over the securities. Under Rule 13(d)(1) a person is deemed the beneficial owner if that person has the right to acquire the securities within 60 days pursuant to options, warrants, conversion privileges or other rights.

(2) In April 2007, MWW sold 3,500,000 shares of the Series A Convertible Preferred Stock and certain Warrants to Vision Opportunity Master Fund, Ltd for $3,500,000. The Series A Warrants allow the holder to purchase up to 3,500,000 shares of common stock at a price of $.70 per share until April 23, 2012. The Series B Warrants allow the holder to purchase up to 3,500,000 shares of common stock at a price of $.85 per share until April 23, 2012. The Series C Warrants allow the holder to purchase up to 3,500,000 shares of common stock at a price of $1.20 per share until April 23, 2012. The Series J Warrants allow the holder to purchase up to 5,000,000 shares of common stock at a price of $.70 per share until June 23, 2008. Provided the Series J Warrants have been exercised, the Series D Warrants allow the holder to purchase up to 2,500,000 shares of common stock at a price of $.70 per share until June 23, 2012; the Series E Warrants allow the holder to purchase up to 2,500,000 shares of common stock at a price of $.85 per share until June 23, 2012; and the Series F Warrants allow the holder to purchase up to 2,500,000 shares of common stock at a price of $1.20 per share until April 23, 2012. All of the Warrants sold to Vision Opportunity Master Fund, Ltd. contain anti-dilution protection and other rights. Further, the transaction documents provide that Vision Opportunity Master Fund, Ltd. may not acquire common stock upon conversion of the Series A Convertible Preferred Stock or upon exercise of any warrants to the extent that, upon conversion or exercise the number of shares of common stock beneficially owned would exceed 9.99% of the issued and outstanding share of common stock of MWW.

Executive Compensation. page 41

Please update your disclosure here to comply with the new executive compensation disclosure requirements, including but not limited to providing a revised summary compensation table. Refer to Item 402 of Regulation S-B and Securities Act Release 33-8732A.

RESPONSE: We have revised the summary compensation table to be consistent with
Item 402 and Securities Act Release 33-8732A even though not yet required based upon the compliance dates in Securities Act Release 33-8732A.

The revised summary compensation table is set forth below.

                             EXECUTIVE COMPENSATION

The Summary Compensation Table below identifies the compensation of Michael Winzkowski and James Marvin. Mr. Winzkowski and Mr. Marvin are the only executive officers.

                                                    Summary Compensation Table

   NAME AND     YEAR    SALARY    BONUS   STOCK     OPTION      NONEQUITY        NONQUALIFIED        ALL OTHER        TOTAL
   PRINCIPAL             ($)       ($)    AWARDS    AWARDS    INCENTIVE PLAN       DEFERRED         COMPENSATION       ($)
   POSITION                                ($)       ($)       COMPENSATION      COMPENSATION           ($)
                                                                   ($)             EARNINGS
                                                                                      ($)
     (a)        (b)      (c)       (d)     (e)       (f)           (g)                (h)               (i)            (j)
Michael        2006   $130,000      -       -         -             -                  -              $7,872           $137,872
Winzkowski     2005   $124,230      -       -         -             -                  -              -                $124,230
CEO, PEO

James Marvin   2006   $120,000      -       -         -             -                  -              -                $120,000
CFO            2005   $124,230      -       -         -             -                  -              -                $124,230

Greg Green     2006   -             -       -         -             -                  -              -                -
Sales Mgr.     2005   <$100,000     -       -         -             -                  -              -                <$100,000

(i) During the year ended September 30, 2006, Mr. Winzkowski received a car allowance of $456 per month. No executive officer of MWW held any outstanding equity awards at the fiscal year end of September 30, 2006.

Mr. Winzkowski and Mr. Marvin did not receive any compensation for serving as directors during the fiscal year ended September 30, 2006.


                                           Sincerely yours,


                                           /s/ Richard O. Weed

                                           Richard O. Weed
                                           Managing Partner